SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(A), AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. _______ )1

                                IBL Bancorp, Inc
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449219 10 4
                                 (CUSIP Number)


                                 Rodger D. Shay
                         Shay Investment Services, Inc.
                         1000 Brickell Avenue, Suite 700
                                 Miami, FL 33131
                          Telephone No. (305) 379-6950
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)






     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

----------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

CUSIP NO. 449219104                                            PAGE 2 OF 5 PAGES


                                  SCHEDULE 13D

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Shay Investment Services, Inc.         EIN:  59-3026727
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS (see instructions)

                00 - See response to Item 3.
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

                Not Applicable
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Florida
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      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              See response to Item 5
     BENEFICIALLY                   --------------------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                               See response to Item 5
      REPORTING                     --------------------------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                               See response to Item 5
                                    --------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            See response to Item 5
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                See response to Item 5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (see instructions)                                           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)

                CO
--------------------------------------------------------------------------------

CUSIP NO. 449219104                                            PAGE 3 OF 5 PAGES


ITEM 1.           SECURITY AND ISSUER

     The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $0.01 per share (the "Shares"), of IBL Bancorp, Inc. ("IBL" or "the Issuer"), a Louisiana corporation operating as the holding company for Iberville Building and Loan Association (the "Bank"), having its principal office at 23910 Railroad Avenue, Plaquemine, Louisiana 70764.

ITEM 2.           IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is being filed by Shay Investment Services, Inc. ("Shay"), a Florida corporation. Shay's principal business is assisting institutional investors in the creation, execution, and maintence of asset management investment portfolio strategies. Shay's business address is 1000 Brickell Avenue, Miami, Florida 33131.

     Attached hereto as SCHEDULE I is a list of the directors and executive officers of Shay, which contains the following information with respect to each such person: (i) name, (ii) residence address, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) and (e) During the last five years, neither Shay nor any of the individuals identified in SCHEDULE I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Shay nor any of the individuals identified in SCHEDULE I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individuals identified in SCHEDULE I are U.S. citizens. Shay is a Florida corporation.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As described in Item 5 below, Shay has been given voting assurances with respect to the Voting Agreement, but has not purchased, Shares of the Issuer since entering into the Merger Agreement. Shay has not expended any funds in connection therewith.

ITEM 4.           PURPOSE OF TRANSACTION

     On June 19, 2002, Shay and IBL entered into an Agreement and Plan of Merger ("the Merger Agreement"), pursuant to which Shay will acqurie IBL (the "Merger"). The Merger Agreement requires Shay to pay $24.00 in cash for each outstanding share of IBL common stock other than Shares owned by Shay in other than a fiduciary capacity or as a result of debts previously contracted and other than dissenting shares. All options to purchase IBL common stock outstanding upon consummation of the Merger will be cancelled and in consideration of such cancellation, the option holders will receive a cash payment equal to the difference between the merger consideration of

CUSIP NO. 449219104                                            PAGE 4 OF 5 PAGES


$24.00 per share and the per share exercise price of the options. In addition, the Bank will become a wholly-owned subsidiary of Shay.

     In connection with the Merger Agreement, Shay entered into a Voting Agreement with the officers and directors of the Issuer who are also shareholders of the Issuer (the "Shareholders") pursuant to which the Shareholders, among other things, agreed to the following: (i) to vote all such shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) to vote against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction invovlving IBL, and (iii) to restrict their ability to transfer or dispose of their Shares.

     Except as set forth above or in Item 5, Shay does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a-b) Pursuant to the Voting Agreement, the Shareholders agreed to vote the Shares held by such Shareholders with respect to certain matters relating to the Merger Agreement. As of June 19, 2002, the Shareholders owned an aggregate of 64,746 Shares, representing approximately 30.7% of the 210,870 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002. The agreement given to Shay applied to all of such Shareholders' Shares.

     The Voting Agreement described above generally provides that the Shareholders will vote the Shares to which it applies: (i) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of IBL), (ii) against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving IBL, and (iii) against any effort to rescind or amend in any manner any prior vote to approve or adopt the Merger Agreement.

     As of June 19, 2002, Shay also has investment and dispositive powers over 6,000 Shares of IBL, representing approximately 2.8% of the 210,870 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002. Such Shares were acquired for investment purposes through open-market purchases, privately negotiated transactions or otherwise from time to time depending on general economic conditions, market prices for Shares and other factors.

     (c) Not applicable.

     (d) The Shareholders and Shay each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by them respectively. The following Shareholders own more than 5% of the Issuer's common stock: (i) G. Lloyd Bouchereau, Jr. (8.2%) and (ii) Bobby
E. Stanley (5.8%).

CUSIP NO. 449219104                                            PAGE 5 OF 5 PAGES


     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7.           MATERIAL REQUIRED TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1. Form of Voting Agreement entered into on June 19, 2002.

Exhibit 2. Agreement and Plan of Merger dated June 19, 2002.*

________

* Incorporated by reference from the filing made with the Securities and Exchange Commission on June 26, 2002 by IBL Bancorp, Inc. on a Current Report on Form 8-K.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 SHAY INVESTMENT SERVICES, INC.


                                             By: /s/ Robert T. Podraza
                                                 ------------------------------
                                                 Robert T. Podraza
                                                 Vice President

July 1, 2002

                                   SCHEDULE I


       Directors and Executive Officers of Shay Investment Services, Inc.

Directors:
---------

     Rodger D. Shay is the only member of the Board of Directors of Shay Investment Services, Inc. (the "Company"). Mr. Shay also holds the position of Chairman and President of the Company. His residence is listed in the table below.

Executive Officers:
------------------

Name                       Title                              Residence
----                       -----                              ---------
Rodger D. Shay             Chairman/President                 105 Arvida Parkway
                                                              Coral Gables, FL 33156

Edward E. Sammons          Executive Vice President           4532 Lawn Avenue
                                                              Western Springs, IL 60558

Rodger D. Shay, Jr.        Executive Vice President           5505 SW 84 Terrace
                                                              Miami, FL 33143

Robert T. Podraza          Vice President                     13621 SW 105 Avenue
                                                              Miami, FL 33176

                                                                       EXHIBIT 1



                                        June 19, 2002



Shay Investment Services, Inc.
1000 Brickell Avenue
Suite 700
Miami, FL 33131

Ladies and Gentlemen:

         Shay Investment Services, Inc. (the "Purchaser") and IBL Bancorp, Inc. (the "Company") desire to enter into an agreement dated June 19, 2002 (the "Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (a) the Company will merge with and into a wholly-owned subsidiary of the Purchaser with the Company surviving the merger as a wholly-owned subsidiary of the Purchaser, and (b) shareholders of the Company will receive cash in exchange for the outstanding common stock of the Company (the foregoing, collectively referred to herein as the "Merger"). Capitalized terms not defined herein shall have the meanings as defined in the Agreement.

         The Purchaser has required, as a condition to its execution and delivery to the Company of the Agreement, that the undersigned, being directors and executive officers of the Company, execute and deliver to the Purchaser this Letter Agreement. The undersigned hereby represents and warrants to the Purchaser that the undersigned has the power to vote _______ shares of the common stock of the Company.

         Each of the undersigned, in order to induce the Purchaser to execute and deliver to the Company the Agreement, hereby irrevocably:

                  (a) Agrees to be present (in person or by proxy) at all meetings of shareholders of the Company called to vote for approval of the Merger so that all shares of common stock of the Company then owned by the undersigned will be counted for the purpose of determining the presence of a quorum at such meetings, and to vote all such shares (i) in favor of approval and adoption of the Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of the Company), and (ii) against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving the Company;

                  (b) As a shareholder of the Company, agrees not to vote (with respect to any shares of common stock of the Company then owned by the undersigned) to rescind or amend in any manner any prior vote to approve or adopt the Agreement;

                  (c) Agrees to use best efforts to cause the Merger to be consummated;

Shay Investment Services, Inc.
June 19, 2002                                                            Page 2.


                  (d) Agrees not to sell, transfer or otherwise dispose of any common stock of the Company on or prior to the voting record date for the meeting of shareholders of the Company to be called to vote for approval of the Merger;

                  (e) Agrees not to solicit, initiate or engage in any negotiations or discussions with any party other than the Purchaser and its affiliates with respect to any offer, sale, transfer or other disposition of, any shares of common stock of the Company now or hereafter owned by the undersigned;

                  (f) Agrees that any shares of common stock of the Company purchased or otherwise acquired after the execution of this Letter Agreement and prior to the voting record date for the meeting of shareholders of the Company to be called to vote for approval of the Merger shall be subject to the terms and conditions of this Letter Agreement;

                  (g) Agrees to waive and not to assert, demand or exercise rights of appraisal or dissenters in connection with the Merger;

                  (h) Agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Purchaser, to carry out the intent of the Agreement;

                  (i) Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights;

                  (j) Agrees that a breach of this Letter Agreement by the undersigned will cause irreparable harm to the Purchaser for which there may be no adequate remedy at law, and agrees that the Purchaser shall be entitled, in addition to its other remedies at law, to specific performance of this Letter Agreement or any provisions hereof; and

provided, however, that each of the agreements of the undersigned set forth above is subject to the fiduciary duties of the undersigned. Nothing contained in this Letter Agreement shall require the undersigned to take any actions, or to refrain from taking any action, where such action or failure to take action would be inconsistent with the undersigned's fiduciary duties.

Shay Investment Services, Inc.
June 19, 2002                                                            Page 3.


         The obligations set forth herein shall terminate concurrently with any termination of the Agreement or consummation of the transactions contemplated by the Agreement.

                          _____________________________

         This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.

                          _____________________________

         This Letter Agreement shall terminate concurrently with any termination of the Agreement in accordance with its terms.

                          _____________________________

         The undersigned stipulates that the restrictions set forth herein are reasonable and intends to be legally bound hereby.

                                                     Sincerely,



                                                     ___________________________
                                                     Name:

ACCEPTED AND
ACKNOWLEDGED



By:_______________________________
Name:
Title: